PRINCIPLES THAT ENDURE

EXHIBIT 99.1

Service Expertise Integrity

Northern Trust Corporation

Frederick H. Waddell
Chairman & Chief Executive Officer

Barclays Capital
2011 Global Financial Services Conference

Hilton New York
New York City
September 13, 2011

Northern Trust
northerntrust.com

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our 2010 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda



Northern Trust Corporation

- ☑ **Strategic & Financial Positioning**
- ☑ **Adapting to the Environment**

Client Centric, Highly Focused Business Model

Founded in 1889, Northern Trust Corporation is a global leader in asset management and asset servicing for institutional and personal clients.

Personal Financial Services:
Leading advisor to affluent market

- $172 billion AUM
- $388 billion AUC

Corporate & Institutional Services:
Leading global custodian

- $4.0 trillion AUC
- $512 billion AUM

Northern Trust Global Investments:
Leading asset manager for personal & institutional clients

- $684 billion AUM

Operations & Technology:
Integrated global operating platform

- Serving personal and institutional clients
- $1.4 billion in technology spending, 2008-2010



Personal Clients
Asset Servicing
$4.4T Assets Under Custody
Asset Management
$684B Assets Under Mgmt.
Institutional Clients
Integrated Operations & Technology Platform

As of June 30, 2011

Client Centric, Highly Focused Business Model

The strategic businesses that Northern Trust has focused on – consistently for many years – continue to offer compelling and attractive growth opportunities.

- **Excellent strategic positioning**
- **Outstanding client base**
- **Strong and supportive demographic trends**
- **Continued globalization fueling international growth**



Personal Clients
Institutional Clients
Asset Servicing
$4.4T Assets Under Custody
Asset Management
$684B Assets Under Mgmt.
Integrated Operations & Technology Platform

As of June 30, 2011

Extensive Reach in the Affluent Market

Network of PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.


Washington (1)
California (10)
Nevada (1)
Arizona (6)
Colorado (1)
Texas (7)
Minnesota (1)
Wisconsin (1)
Missouri (1)
Illinois (15)
Michigan (3)
Ohio (1)
Georgia (1)
Florida (25)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Washington, D.C. (1)

PFS Assets Under Management ($ Billions)


CAGR +7%
S&P500 CAGR +1%
94.0
87.7
104.3
110.4
117.2
134.7
148.3
132.4
145.2
154.4
172.0
2001
2003
2005
2007
2009
2Q 2011

FINANCIAL TIMES **Best Private Bank in North America**
– *Financial Times Group (November 2010 and November 2009)*

BARRON'S **Ranked among the Top 10 Wealth Managers**
– *Barron's (September 2010)*

Forbes **Serving More than 20% of Forbes 400 Most Affluent Americans**
– *Forbes (September 2010)*

EUROMONEY **Best Private Bank in North America…**

- **For Family Office Services**
- **For Trust Services**
- **For Inheritance and Succession Planning**

– *Euromoney Magazine (February 2010)*

Northern Trust

Corporate & Institutional Services

Positioned Globally for Growth

Strategically Positioned in Three Dynamic Regions



The Americas
Europe, Middle East, and Africa
Asia Pacific

C&IS Assets Under Custody ($ Trillions)



CAGR +11%
S&P500 CAGR +1%
US$EAFE CAGR +4%
1.5
1.3
1.9
2.3
2.7
3.3
3.8
2.7
3.3
3.7
4.0
2001
2003
2005
2007
2009
2Q 2011

EUROMONEY — **Best Global Investor Services House**
– *Euromoney (Sept. 2011 and July 2010)*

ICFA International Custody & Fund Administration — **Client Relationship Manager of the Year –Americas**
– *International Custody & Fund Administration (June 2011 and May 2010)*

GLOBAL PENSIONS — **Global Custodian of the Year**
– *Global Pensions (March 2011)*

Professional Pensions — **Custodian of the Year**
– *Professional Pensions UK Pensions Awards (May 2011 and April 2010)*

Asian Investor — **Best Global Custodian**
– *AsianInvestor (November 2010)*

Client Focused, Diversified Investment Manager

Assets Under Management: $684.1 Billion

A Diversified Asset Manager

Across Asset Classes


Short Duration
$237 Billion
(34%)
Equities
$306 Billion
(45%)
Other
$18 Billion
(3%)
Fixed Income
$123 Billion
(18%)

Across Client Segments


Personal
$172 Billion
Institutional
$512 Billion

Across Styles


Active
$328 Billion
(48%)
Index
$296 Billion
(43%)
Other
$16 BN
(3%)
Manager of Managers
$44 Billion
(6%)

Institutional Investor

Manager of the Year – Equity Indexers (U.S.)
Institutional Investor (April 2011)

Pensions&Investments

13th Largest Manager of Worldwide Institutional Assets
17th Largest Asset Manager Worldwide
3rd Largest Passive International Indexed Securities Manager
Pensions & Investments (May 2011 based on December 31, 2010 assets)

As of June 30, 2011

Northern Trust

Winning in the Marketplace

We have had record new business results in recent quarters across our business units.

Assets Under Custody ($ Trillions)


CAGR 22%
$2.8
$3.2
$3.6
$3.7
$3.7
$3.6
$3.9
$4.1
$4.4
$4.4
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11

Assets Under Management ($ Billions)


CAGR 13%
$522
$559
$611
$627
$647
$603
$657
$644
$662
$684
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11

Northern Trust

Diversified and High Quality Loan Portfolio

Relationship Based, Conservative Lending Strategy

$29 Billion Loan Portfolio



($ Billions)
Residential Real Estate $10.7
Commercial & Institutional $6.3
Private Client $5.2
Commercial Real Estate $3.1
Leases $1.0
Non-U.S. $1.7
Other $0.6

Loan Quality Better than Industry Averages



Northern Trust
Top 20 Peer Avg.
0.21%
1.57%
1.26%
3.83%
NCOs to Avg. Loans
NPAs to Loans & REO

As of 6/30/11

Peer group is the 20 largest US-based banks based on total assets at 12/31/10. Peer data is presented as reported by SNL Financial.

NCOs = Net Charge-offs. NPAs = Nonperforming Assets. REO = Real Estate Owned.

High Quality Securities Portfolio

- High quality, short duration securities portfolio
- 81% invested in U.S. Treasury, government sponsored agency and triple-A rated securities at June 30, 2011
- Minimal level of losses due to long-term focus on conservative, high quality investments
- Began modest duration extensions in early 2010

Average Securities Portfolio ($ Billions)



$8.5
$7.2
$8.4
$8.2
$9.9
$11.8
$12.5
$12.3
$17.4
$19.9
$23.1
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
1H2011

Northern Trust

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Adapting to the Environment

Barclays Capital

2011 Global Financial Services Conference

Northern Trust

northerntrust.com

Revenue Headwinds Due to Macroeconomic Environment

Historically Low Interest Rates

- Net interest margin in 1H2011 of 1.27% is well below 2003 – 2008 average of 1.74%
- Balance sheet growth offsets the impact on NII of low interest rates
- Waived fees in money market mutual funds equaled $39.4 million in 1H2011

Net Interest Income $MM



Avg Fed Funds Rate
$423
$485
$483
$475
$502
1H
2H
2007
1H
2H
2010
1H
2011

Lower Foreign Exchange Volatility

- Currency volatility has declined from the heightened levels seen in late 2007 – 2009

FX Income $MM



Global Custody Assets
$148
$203
$195
$187
$166
1H
2H
2007
1H
2H
2010
1H
2011

Lower Securities Lending Volumes

- Securities lending collateral of $106 billion at June 30, 2011 is much lower than its peak of nearly $300 billion in 2007
- The lower volumes primarily reflect lower demand

Securities Lending Fees* $MM



SL Avg Collateral
$119
$174
$47
$34
$48
1H
2H
2007
1H
2H
2010
1H
2011

*Excludes impact of mark-to-market fund

Northern Trust

Consistently Strong Capital Base

Capital Ratios	6/30/10	**6/30/11**	"Well Capitalized" Guideline
Basel I			
Tier 1 Capital	13.7%	12.8%	6.0%
Total Risk-Based	15.9%	14.5%	10.0%
Leverage	9.2%	7.7%	5.0%
Tier 1 Common Equity	13.2%	12.3%	-
Pro-forma Basel III*			
Tier 1 Common Equity		11.3%	

Common Equity ($ Billions)



CAGR +11%
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
$6.3
$6.8
$7.0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2Q2011

*Pro-forma Basel III ratios represent Northern Trust's estimates calculated using the current methodologies provided by the oversight body of the Basel Committee as Northern Trust currently understands them. The proposed guidelines represent the minimum capital requirements, inclusive of the capital conservation buffer, currently proposed to be effective in 2019. The ultimate impact of the new capital standards on Northern Trust will depend on a number of factors, including further changes to the Basel III methodologies and the rulemaking and implementation by the U.S. banking regulators. Therefore, these estimates are subject to change.

Investing in Our Business

We have continued to invest in our core businesses to capitalize on the opportunities before us.

Personal Financial Services

Strategic Hiring

Opportunistic Acquisitions

Investment Capabilities

New Markets

Corporate & Institutional Services

Global Fund Services

Strategic Acquisitions

Sovereign Wealth Funds

Insurance Business

Technological Innovation

Northern Trust Global Investments

International Growth

Exchange Traded Funds

Alternative Investments

Direct Sales

- Opened a Washington, D.C. office
- Made strategic hires of wealth advisors around the country
- Completed Waterline, Bank of Ireland Securities Services, and Omnium acquisitions
- Expanded NTGI teams in Europe and Asia
- Invested $518 million in technology in 2010

Improving Profitability & Returns

- Return on equity has been pressured by the current operating environment and higher capital levels.
- We are actively evaluating our profitability dynamics in light of the current environment.
  - Revenue enhancement opportunities
  - Expense and efficiency initiatives

Return on Common Equity



16.4%
14.4%
10.1%
8.8%
Average 2002 - 2007
Average 2008 - 2009
2010
YTD 2011

Northern Trust

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Concluding Thoughts

Barclays Capital

2011 Global Financial Services Conference

Northern Trust

northerntrust.com

Strategically Positioned for Growth

Market Leader in Focused Businesses

- Best Private Bank in North America (*Financial Times*, November 2010 and 2009)
- Best Global Investor Services House (*Euromoney*, September 2011 and July 2010)
- One of the largest Fund Administrators in Ireland and Guernsey
- U.S. Equity Index Manager of the Year (*Institutional Investor*, April 2011)
- 13th largest manager of worldwide institutional assets (*Pensions & Investments*, May 2011)

Strong History of Organic Growth

- Assets under custody 10-year CAGR of +10%
- Net new business up 28% in 2010 versus prior year
- Continuing to invest in the business

Distinctive Financial Strength

- 81% of securities portfolio rated triple A
- NPAs to loans relatively low at 1.26%
- Tier 1 Common Equity ratio of 12.3%
- 96% of total Tier 1 Capital is Tier 1 Common Equity

Invested & Experienced Management Team

- Combined service at Northern Trust of 216 years

As of June 30, 2011

PRINCIPLES THAT ENDURE

Service Expertise Integrity

Northern Trust Corporation

Frederick H. Waddell
Chairman & Chief Executive Officer

Barclays Capital
2011 Global Financial Services Conference

Hilton New York
New York City
September 13, 2011

Northern Trust
northerntrust.com